UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 10, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

10 March 2025

Smith & Nephew plc (the "Company")

Annual Financial Report

The following documents have today been posted or otherwise made available to shareholders:

1.       2024 Annual Report

2.       Notice of 2025 Annual General Meeting ("AGM")

3.       Form of Proxy for the 2025 AGM

In accordance with Listing Rule 9.6.1 a copy of each of these documents has been uploaded to the National Storage Mechanism and will be available for viewing shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The 2024 Annual Report on Form 20-F was filed with the SEC earlier today.

Documents will also be made available on the Company's website, https://www.smith-nephew.com/en/who-we-are/investors/shareholder-resources, and in hard copy to shareholders and ADS holders, free of charge, upon request to Corporate Affairs, Smith & Nephew plc, Building 5, Croxley Park, Hatters Lane, Watford, WD18 8YE.

In conformity with DTR 6.3.5(1A) the regulated information required under DTR 6.3.5 is available in unedited full text within the 2024 Annual Report as uploaded and available on the National Storage Mechanism and on the Company's website as noted above.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel:  01923 477100
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 10, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary